
                      FORM 11-K/A - FIRST AMENDMENT

           FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
             AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

/ x / ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 (FEE REQUIRED)

                 For the fiscal year ended October 31, 1993


                                    OR


/   / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                 For the transition period from         to



                    Commission file number 1-1822



          MISSOURI NATURAL GAS DIVISION OF LACLEDE GAS COMPANY
                          DUAL SAVINGS PLAN

                         LACLEDE GAS COMPANY
                          720 OLIVE STREET
                      ST. LOUIS, MISSOURI 63101


This amendment is made to add the date to the signature page which was filed electronically on April 21, 1994.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this amended report to be signed on its behalf by the undersigned hereunto duly authorized.

LACLEDE GAS COMPANY
(Registrant)

/s/   ROBERT J. CARROLL
      -------------------------------
      Robert J. Carroll
      Senior Vice President - Finance

Date:  April 29, 1994
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Financial Statements and Exhibit

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                                                                  Page No.



(a)  Financial Statements

     Table of Contents                                              F-1
     Independent Auditors' Report                                   F-2
     Statements of Net Assets Available for
       Benefits as of October 31, 1993 and 1992                     F-3
     Statements of Changes in Net Assets
       Available for Benefits for the Years
       Ended October 31, 1993 and 1992                              F-4
     Notes to Financial Statements                               F-5 - F-12
     Supplemental Schedule 1 - Schedule of
       Assets Held for Investment Purposes
       at October 31, 1993                                          F-13
     Supplemental Schedule 5 - Schedule of
       Reportable Transactions in Excess of Five
       Percent of the Current Value of Plan Assets
       for the Year Ended October 31, 1993                          F-14

(b)  Exhibit

     Consent of Independent Public Accountants



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MISSOURI NATURAL GAS DIVISION OF
LACLEDE GAS COMPANY DUAL SAVINGS PLAN
- -------------------------------------
(Registrant)

/ s / PETER J. PALUMBO, JR.
      -------------------------------------
      Peter J. Palumbo, Jr.
      Vice President - Industrial Relations

Date: April 21, 1994